UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of December 2013

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on December 23, 2013: Jacada Reports First Half 2013 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	December 23, 2013

Jacada Reports First Half 2013 Financial Results

Increase in revenues, reduction in losses, and the addition of significant new customers mark a turnaround in Jacada’s financial results

ATLANTA--(BUSINESS WIRE)--December 23, 2013--Jacada Ltd., a leading global provider of customer service technology designed to simplify the interaction between businesses and their customers, today reported financial results for the six months ended June 30, 2013.

First Half Highlights

  Reduced net loss to $0.5 million compared to a net loss of $3.2 million in the first half of 2012
  Software license revenues reflect 281% increase over the first half of 2012 software license revenues
  Total revenues were $7.1 million, a 27% increase over total revenue in the first half of 2012 of $5.6 million
  Cash and marketable securities were $9.6 million as of June 30, 2013, just a $400,000 decrease from $10.0 million at December 31, 2012

First Half business highlights

  Enhanced our foot print in the field with strategic partnerships who carry Jacada’s product suite across the globe:
    Enter into partnership agreement with Cognizant Technology Solutions, a global leader in enterprise consulting solutions and outsourcing services
    Selected by Avaya, a global provider of business collaboration and communication software and services, as part of their key contact center solutions for Jacada Agent Scripting, Jacada Workspace™ Agent Desktop, and Jacada Visual IVR. Jacada’s products will be promoted by Avaya worldwide directly and thru Avaya’s channel partners.
  Jacada announced material deals with strategic customers such as: Ziggo - Netherland’s largest cable operator and a major US insurance provider. These customers’ engagements are long term relationships, driving efficiency and simplicity for their customer interactions while supporting them on achieving their business goals. Jacada also closed deals with three other new customers: Asia’s leading communications group; a provider of customer communication and financial management solutions for the healthcare industry; a provider of management solutions for retail voice and data systems; as well as additional licenses to existing customers such as a US-based provider of digital television services, Kabel Deutschland, and one of Spain’s largest banks.
  Jacada announced its new Visual IVR Product to enhance the IVR customer experience on mobile and web allowing organizations to reduce their costs while providing a unique customer experience. We are progressing with several enterprise customers in deep proof of concepts prior to production rollout. On the vendor side, Jacada Visual IVR has been selected by Vocantas, a pioneer in the development of interactive voice solutions, IVR, and IVRS for patient monitoring, student engagement and utilities self-service.

“The first six months of 2013 mark a significant new path in our financial results,” commented Caroline Cronin, chief financial officer of Jacada. “We are proud to report that strong software license revenues, the result of several significant new customers, improved services margins and continued operating expense controls, have allowed us to reduce our loss in the first half of 2013 to a mere $0.5 million, a remarkable improvement over the $3.2 million loss in the first half of 2012. An even stronger indication of our financial improvement is that we have more or less maintained the same level of cash and marketable securities throughout the first half of 2013, ending the quarter with $9.6 million in cash and marketable securities.”

“In an always-on, data-hungry society, consumers want the ability to decide what services they need, along with how and where they will consume them. Empowering customers to take control of their experiences in real time, across any touch point requires our customers to remove traditional barriers to service and system convergence and simplifying their customer interactions,” said Guy Yair, co-chief executive officer of Jacada. “Jacada will keep sharing its expertise to help customers to get the most out of every system investment. We make our customer’s objectives our primary goal, focusing on delivering a superior customer experience, driving additional revenue streams, and reducing operational costs.”

Financial Results

For the first half of 2013, total revenues were $7.1 million compared to $5.6 million in the first half of 2012. Software revenues for the 2013 first half were $1.2 million compared to $312,000 during the 2012 first half. Services revenues were $4.2 million in the 2013 first half and $3.9 million in the 2012 first half. Maintenance revenues were $1.7 million and $1.3 million in the first halves of 2013 and 2012, respectively.

Gross margins were 63% and 35% of total revenues during the 2013 and 2012 first halves, respectively. First half 2013 operating expenses were $5.1 million, compared to $5.7 million in the first half of 2012.

The 2013 first half net loss was $0.5 million or ($0.12) per share compared to a net loss of $3.2 million or ($0.77) per share in the first half of 2012.

About Jacada

Jacada solutions improve an organization’s customer experiences and reduce their operational costs. Jacada enables them to deliver advanced customer and agent interactions by implementing cutting‐edge mobile customer service and visual IVR solutions, simplified agent desktops, and process optimization products. Customers can benefit from an improved customer service experience at every touch point with the organization, whether at the call center, on the mobile, or at the retail store. Jacada projects often deploy in less than six months, and customers often realize a complete return on investment within 12 months of deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Six months ended June 30,
	2013	2012
	Unaudited
Revenues:
Software licenses	$1,190	$312
Services	4,205	3,949
Maintenance	1,749	1,349

Total revenues	7,144	5,610

Cost of revenues:
Software licenses	97	16
Services	2,339	3,263
Maintenance	188	353

Total cost of revenues	2,624	3,632

Gross profit	4,520	1,978

Operating expenses:
Research and development	1,507	1,628
Sales and marketing	2,106	2,519
General and administrative	1,487	1,529

Total operating expenses	5,100	5,676

Operating loss	(580)	(3,698)
Financial income, net	76	498

Pretax loss	(504)	(3,200)
Tax benefit (expense)	-	-

Net loss	$(504)	$(3,200)

Basic and diluted net loss per share	$(0.12)	$(0.77)

Weighted average number of shares used in computing basic and diluted net loss per share	4,159,134	4,159,134

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2013	2012
	Unaudited
ASSETS

Cash and cash equivalents	$2,457	$3,687
Trade receivables	2,621	1,710
Restricted cash	551	503
Prepaid expenses	282	191
Other current assets	512	523

Total current assets	6,423	6,614

LONG-TERM ASSETS:
Marketable securities	6,617	5,839
Severance pay fund	121	149
Other assets	77	51
Property and equipment, net	448	560

Total long-term assets	7,263	6,548

Total assets	$13,686	$13,213

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade payables	$1,040	$1,008
Deferred revenues	2,938	2,332
Accrued expenses and other liabilities	1,199	1,603

	5,177	4,943
LONG-TERM LIABILITIES:
Accrued severance pay	319	430
Other liabilities	148	188

Total long-term liabilities	467	618

SHAREHOLDERS' EQUITY:
Share capital	60	60
Additional paid-in capital	75,921	75,860
Treasury shares	(17,863)	(17,863)
Accumulated other comprehensive income	2,024	1,282
Accumulated deficit	(52,100)	(51,596)

	8,042	7,743

Total liabilities	$13,686	$13,213

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,
	2013	2012
	Unaudited
Cash flows from operating activities:
Net loss	$(504)	$(3,200)

Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	136	185
Stock-based compensation related to options granted to employees, non-employees and directors	61	25
Gain from sales of marketable securities	-	(386)
Accrued severance pay, net	(12)	21
Increase in trade receivables, net	(940)	(140)
Increase in other current assets	(128)	(187)
Increase (decrease) in trade payables	33	(569)
Increase in deferred revenues	634	490
Decrease in accrued expenses and other liabilities	(392)	(14)
Decrease in other long-term liabilities	(20)	-
Other	-	2

Net cash used in operating activities	(1,132)	(3,773)

Cash flows from investing activities:
Proceeds from sale and redemption of available-for-sale marketable securities	-	3,493
Decrease (increase) in restricted cash	(48)	3
Purchase of property and equipment	(26)	(43)

Net cash (used in) provided by investing activities	(74)	3,453

Effect of exchange rate changes on cash	(24)	(23)

Decrease in cash and cash equivalents	(1,230)	(343)
Cash and cash equivalents at the beginning of the period	3,687	2,944

Cash and cash equivalents at the end of the period	$2,457	$2,601

Non-cash investing information:
Investment in leasehold improvements upon accrued expenses and other liabilities	-	$40
Investment in leasehold improvements upon other long-term liabilities	-	$188

JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. The Company’s other comprehensive income consists of foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency, unrealized gains and losses on marketable securities classified as available-for-sale, and net deferred gains and losses on certain derivative instruments accounted for as cash flow hedges.

The following table presents the components of comprehensive income, during the six-month periods ended June 30, 2013 and June 30, 2012 (in thousands):

	Six months ended June 30,
	2013	2012

Net loss	$(504)	$(3,200)
Other comprehensive income:
Change in unrecognized gains/losses on derivative instruments	(22)	(8)
Change in foreign currency translation	(14)	22
Change in unrealized gains/losses on marketable securities	778	176

Total comprehensive income	$238	$(3,010)

The following table summarizes activity in other comprehensive income related to derivatives, held by the Company during the six-month periods ended June 30, 2013 and June 30, 2012 (in thousands):

	Six months ended June 30,
	2013	2012

Change in fair value of derivatives	$(91)	$49
Adjustment for net gains/losses realized and included in net income	69	(57)

Change in unrecognized gains/losses on derivative instruments	$(22)	$(8)

The following table shows the components of accumulated other comprehensive income, as of June 30, 2013 and December 31, 2012 (in thousands):

	June 30, 2013	December 31, 2012

Net unrealized gains/losses on marketable securities	1,813	1,035
Net unrecognized gains/losses on derivative instruments	66	88
Cumulative foreign currency translation	145	159

Total accumulated other comprehensive income	2,024	1,282

CONTACT:
Jacada
A. Lee Judge, 770-776-2326
Marketing Programs Manager
ljudge@jacada.com
or
Caroline Cronin, 770-776-2204
Chief Financial Officer
ccronin@jacada.com